United States securities and exchange commission logo





                              January 8, 2021

       Massimo De Marco
       Chief Executive Officer
       Future Labs VI, Inc.
       1134 11th Street, Suite 101
       Santa Monica, CA 90403

                                                        Re: Future Labs VI,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 17,
2020
                                                            File No. 024-11315

       Dear Mr. De Marco:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed December 17,
2020

       Cover Page

   1. We note that, throughout your filing, you round down certain numbers provided, including but not limited to, the
minimum and maximum offering amounts, value of the bonus
                                                        shares, and discounts
and commissions disclosed on page 19. Some of these numbers are rounded down by several
hundred dollars. Please amend your filing to include, where
                                                        relevant, more accurate
amounts, and consider rounding only to the nearest whole dollar.
   2. We note your amended disclosures and response to comment 1, and we re-issue our comment in part. Please
confirm, if true, that the processing fees investors will pay to
                                                        StartEngine Primary,
LLC will be included in the aggregate purchase price paid by an investor when
calculating the maximum amount non-accredited investors may invest
 Massimo De Marco
Future Labs VI, Inc.
January 8, 2021
Page 2
         under Rule 251(d)(2)(i)(C), and disclose the same in an appropriate place in your filing. Alternatively, please provide us with your legal analysis as to why the fee should not be included in the maximum amount non-accredited investors may invest.
3. As a related matter, it appears that you have calculated the total minimum and maximum aggregate offering price based on the price per share of $2.56, rather than the price per share plus investor fee of $2.65. Considering that the investor fee appears to be mandatory for an investment in your offering, please revise your offering to calculate the minimum and maximum aggregate offering price using the $2.65 price per share plus investor fee. Alternatively, please provide us with your legal analysis as to why you are not required to do so.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources     Fiscal Years Periods Ended June 30, 2020
and 2019, page 15

4. We note your disclosure that "the Company has raised an additional $100,000 via a
         Regulation D offering." Please amend your disclosure to briefly describe your Regulation
         D offering, including when you commenced the offering, the amount and title of securities offered, and whether the offering has closed.
Compensation of Directors and Executive Officers, page 16

5. Please update your disclosure in this section to include the required disclosure for your last completed fiscal year. See Item 11 of Form 1-A.
Interest of Management and Others in Certain Transactions, page 17

6. We note your response to comment 8, and your amended disclosure that the maturity date of the note is now December 31, 2020. Considering that this date has passed, please disclose whether you have renegotiated the terms of this note, and the risks and consequences to you if the principal and interest continue to remain unpaid. If the maturity date has changed, please make conforming changes throughout your filing, including in the notes to your financial statements.

       As a related matter, we note your disclosure that, "In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6%
       compounded per annum interest rate." We also note that the maturity date on this loan was October 31, 2020. In addition, the notes to your financial statements indicate that,
       "During the years ended December 31, 2019 and 2018, the Company had recognized
       $15,460 and $7,685 in interest income, respectively, all of which has remain unpaid as of
FirstName LastNameMassimo De Marco
       December 31, 2019." Considering that the maturity date of this note has passed, please
Comapany    NameFuture
       disclose         Labshave
                whether you   VI, Inc.
                                   renegotiated the terms of this note, and the
risks and
Januaryconsequences
         8, 2021 Pageto
                      2 you if the principal and interest continue to remain unpaid.
FirstName LastName
 Massimo De Marco
FirstName
Future LabsLastNameMassimo  De Marco
            VI, Inc.
Comapany
January    NameFuture Labs VI, Inc.
        8, 2021
January
Page 3 8, 2021 Page 3
FirstName LastName
Commissions and Discounts, page 19

7. We note your amended disclosures in response to comment 13, and re-issue our comment in part. In this regard, we note that you will "be required to issue to StartEngine
         Primary Common Stock in an amount equal to 2% of the shares sold in this Offering" and that if you raise the maximum amount in this offering, you "would issue 39,072 shares to
         StartEngine Primary." Please include these shares in the total number of shares being offered, including in the table on the cover page of the offering statement as well as in
         Part I, Item 4 of the Form 1-A. In addition, include the shares in the "Total Maximum
         Price to Public" in the table on the cover page and in the aggregate offering price attributable to securities being offered on behalf of the issuer in
Part I, Item 4 of Form 1-
         A. Alternatively, please tell us why you are not required to qualify the 39,072 shares in this offering.

         As a related matter, please have counsel revise the legal opinion to include the 39,072 shares you will issue to StartEngine Primary, LLC in the event that you raise the maximum amount in this offering.
Plan of Distribution and Selling Security Holders
Plan of Distribution, page 19

8. We note your response to prior comment 12 and your revisions to the offering circular to include the bonus shares in the offering. However, we note that the disclosure in your
         "Securities Being Offered" section on page 17 indicates that you are qualifying up to
         "1,856,893 shares of Common Stock, plus up to 371,379 shares of Common Stock to be issued as Bonus Shares" under this offering statement. Please reconcile this disclosure with your disclosure in your "Plan of Distribution" section, "Bonus Shares for Investors"
         section, subscription agreement, cover page, and in Part I, Item 4 of the Form 1-A, which provide that you are offering up to 1,953,621 shares of common stock, and up to 586,086 shares of common stock as bonus shares under this offering statement. Make conforming changes to your filing, including to your Offering Terms on page 6, where you discuss the common shares outstanding before and after the offering. Please ensure that the shares outstanding after the offering include Bonus shares and shares paid as commissions to
         StartEngine Primary, LLC.
Bonus Shares for Certain Investors, page 20

9. Please clearly disclose whether investors will be required to pay the Investor fee for each bonus share received in the offering.
Interim Financial Statements for the Six-month Periods ended June 30, 2020 and June 30, 2019
Statements of Operations for the Six Months ended June 30, 2020 and June 30, 2019, page F-15

10. You present service revenue in the six months ended June 30, 2020. On page 15 you disclose that this revenue related to the repayment of some marketing expenses.
 Massimo De Marco
Future Labs VI, Inc.
January 8, 2021
Page 4
      Referencing authoritative literature, please explain why this amount is appropriately reflected as revenue as opposed to reducing your general and administrative expenses.
General

11. In your response to prior comment 16, you indicate that you have amended your disclosure to clarify that StartEngine Capital, LLC "is providing communication services through the use of the Online Platform." We are unable to locate this disclosure in your filing. Therefore, please revise your filing to clearly disclose the roles of
      StartEngine Primary, LLC and StartEngine Capital, LLC in your offering.
12. Please update your webpage to include a hyperlink to the most recently filed offering circular related to your offering. In this regard, the current hyperlink takes investors to your initial offering circular rather than your amended offering circular. Please confirm that you will continue to update this hyperlink as you continue to amend your filing. See
      Rule 255(b)(4)(ii) and (d)(2) of Regulation S-K.
       You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Katherine Bagley at (202) 551-2545 with any other questions.



                                                            Sincerely,
FirstName LastNameMassimo De Marco
                                                            Division of
Corporation Finance
Comapany NameFuture Labs VI, Inc.
                                                            Office of Trade &
Services
January 8, 2021 Page 4
cc:       Andrew Stephenson
FirstName LastName